Future Health ESG Corp.
8 The Green, Suite 12081
Dover, DE 19901

VIA EDGAR

November 14, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Margaret Schwartz and Joe McCann

Dear Ms. Schwartz and Mr. McCann:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Future Health ESG Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-266319), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and the Company hereby confirms that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Ari Edelman of McDermott Will & Emery LLP at (212) 247-5444.

Very truly yours,

Sincerely,

By:	/s/ Bradley A. Bostic
Name: Bradley A. Bostic
Title: Chief Executive Officer, Future Health ESG Corp.